SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A. Tax I.D. (CNPJ) No. 42.150.391/0001-70 State Registration (NIRE) No. 29300006939 A PUBLICLY HELD COMPANY MINUTES OF THE BOARD OF DIRECTOR’S MEETING HELD ON MARCH 10, 2021

1.            DATE, TIME AND PLACE: On March 10, 2021, at 09:00.a.m, through conference call, due to the restrictions in force to the traffic of people caused by the COVID-19 pandemic.

2.            CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Ordinary Meeting called pursuant to the Bylaws of BRASKEM S.A. (“Company”), with the participation of the Board Members indicated below, through conference call. Board Member Roberto Lopes Pontes Simões also attended the meeting as a Chief Executive Officer. Were attended, also, Vice-Presidents Cristiana Lapa Wanderley Sarcedo, Pedro van Langendonck Teixeira de Freitas, Messrs. Alexandre Jerussalmy and Marcos Miola Montesani and Mrs. Ana Paula Tarossi, Clarisse Mello Machado Schlieckmann and Ylana Santos. Also present were Mr. Octavio Zampirollo Neto, representative of Grant Thornton Auditores Independentes and Mr. Carlos Alberto Rechelo Neto, President of the Company's Fiscal Council. The Chairman of the Board of Directors chaired the meeting and Ms. Clarisse Mello Machado Schlieckmann acted as secretary.

3.            AGENDA, RESOLUTION AND SUBJECTS FOR ACKNOWLEDGEMENT OR SUBJECTS OF INTEREST TO THE COMPANY:

3.1.       Resolution: After due analysis of the proposal submitted for resolution, which was previously forwarded to the Board Members and shall remain duly filed at the Company’s Governance Portal, the following resolution was taken:

a)	PD.CA/BAK-07/2021 - Call for an Extraordinary General Meeting to amend Braskem SA's Bylaws to implement adjustments to the powers of the Board of Directors - After analyzing the matter, the PD CA / BAK-07/2021 was approved to call an Extraordinary Shareholders' Meeting to approve the amendments to the Company's Bylaws according to “Exhibit II” of PD.CA/BAK-07/2021, then approved by this Board of Directors and recommend to the shareholders Novonor and Petrobras to make the necessary amendments to the Shareholders' Agreement filed in the Company, in order to ensure uniformity with the provisions of the Bylaws to be amended.

b)	To express an opinion on the Management Report, the Financial Statements and the Allocation of Results related to the Fiscal Year ended on December 31, 2020 - After the previous analysis of the matter by the Finance and Investments Committee, subsequent to the presentation made by the Chief Financial Officer and Investor Relations on the performance of the Company in the year 2020, when the issue

BRASKEM S.A. Tax I.D. (CNPJ) No. 42.150.391/0001-70 State Registration (NIRE) No. 29300006939 A PUBLICLY HELD COMPANY MINUTES OF THE BOARD OF DIRECTOR’S MEETING HELD ON MARCH 10, 2021

was discussed and clarifications were given to the questions raised, (i) the favorable opinion of this Board for the approval, by the Annual General Meeting, of the Management’s Report and Financial Statements, containing the explanatory notes, related to the fiscal year ended on December 31, 2020, as well as the proposal for the allocation of the Company's results, proposing that the accumulated loss in the fiscal year ended on December 31, 2020, as earned in the statement of shareholders' equity, in the amount of R$ 6,691,720,320.74 (six billion, six hundred and ninety-one million, seven hundred and twenty thousand, three hundred and twenty reais and seventy-four cents), contained in the Financial Statements for the fiscal year ended on December 31, 2020, which will be partially absorbed by the Capital Reserves and Profit Reserves of the Company.

c)	Call for the Annual and Extraordinary Shareholders' Meeting - The call for the Annual and Extraordinary Shareholders' Meeting was authorized by publishing the respective Call Notice in accordance with the law, to resolve on, at the Annual Shareholders' Meeting (i) Financial Statements of the Company containing the Explanatory Notes, referring to the fiscal year ended on December 31, 2020, accompanied by the Report and Opinion of the External Independent Auditors and the Opinion of the Fiscal Council; (ii) Management Report and respective management accounts for the fiscal year ended December 31, 2020; (iii) Management's proposal for the allocation of the results for the fiscal year ended on December 31, 2020; (iv) Election of the members of the Company's Fiscal Council and respective alternates; (v) Global annual compensation for the Management and members of the Fiscal Council; and, at the Extraordinary General Meeting, election of an alternate member of the Board of Directors.

3.2.	Subjects for Acknowledgement: Nothing to record, since there are no subjects for acknowledgement on the Agenda of this meeting.

3.3.	Subjects of Interest to the Company/Executive Session of the Board of Directors: Nothing to record, since there are no subjects of interest to the Company on the Agenda for this meeting.

4.            ENCERRAMENTO: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, which, after read, discussed and found to be in order, were signed by all Board Members who attended the meeting, by the Chairman and by the Secretary.

BRASKEM S.A. Tax I.D. (CNPJ) No. 42.150.391/0001-70 State Registration (NIRE) No. 29300006939 A PUBLICLY HELD COMPANY MINUTES OF THE BOARD OF DIRECTOR’S MEETING HELD ON MARCH 10, 2021

São Paulo/SP, March 10, 2021.

José Mauro M. Carneiro da Cunha Chairman	Clarisse M. M. Schlieckmann Secretary
João Cox Neto	Andrea da Motta Chamma
Gesner José de Oliveira Filho	João Pinheiro Nogueira Batista
Julio Soares de Moura Neto	Marcelo Klujsza
Paulo Roberto Vales de Souza	Roberto Faldini
Roberto Lopes Pontes Simões	Rogério Bautista da Nova Moreira

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.